                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                           PUBLIX SUPER MARKETS, INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     None
                                  ------------
                                 (CUSIP Number)

                                  12/31/2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |X|  Rule 13d-1(b)

   |_|  Rule 13d-1(c)

   |_|  Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 4


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                                  SCHEDULE 13G

CUSIP No.    None                                           Page 2 of 4 Pages
          ----------                                             --   --



1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Publix Super Markets, Inc. Employee Stock Ownership Plan
      59-1673419

2     Check the Appropriate Box if A Member of a Group*

                                                                  (a)___

                                                                  (b)_X_
3     SEC Use Only

4     Citizenship or Place of Organization

      Employee Benefit Plan (Florida)


Number of
Shares               5  Sole Voting Power
Beneficially
Owned By             6  Shared Voting Power           54,336,127
Each
Reporting            7  Sole Dispositive Power
Person
With                 8  Shared Dispositive Power      54,336,127


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      54,336,127

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*____

      N/A

11    Percent of Class Represented by Amount in Row (9)

      26.51%

12    Type of Reporting Person*
      EP

                                  SCHEDULE 13G

CUSIP No.    None                                           Page 3 of 4 Pages
          ----------                                             --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1936 George Jenkins Boulevard, Lakeland, FL  33815

Item 2(a).  Name of Person Filing:

            Publix Super Markets, Inc. Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Officer or, if None, Residence:



Item 2(c).  Citizenship:

            Employee Benefit Plan (Florida)

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. This statement is filed pursuant to Rule 13d-1(b). Check whether the person filing is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F): |X|

Item 4.     Ownership
---------------------

      Information regarding ownership of common stock of the Company:

      (a)   Amount beneficially owned:  54,336,127

      (b)   Percent of class:  26.51%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote:

            (ii)  Shared power to vote or to direct the vote:  54,336,127

            (iii) Sole power to dispose or direct the disposition of:

            (iv)  Shared power to dispose or to direct the disposition of:
                  54,336,127

                                  SCHEDULE 13G

CUSIP No.    None                                           Page 4 of 4 Pages
          ----------                                             --   --

      As of December 31, 2000, the Publix Super Markets, Inc. Employee Stock Ownership Plan ("ESOP") was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 54,336,127 shares of the Company's common stock or approximately 26.51% of the total outstanding shares of the Company's common stock.

      Changes that have occurred in the total number of shares of common stock held by the ESOP since the filing of the seventh amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the ESOP.

Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

      Dividends paid on the Company's common stock and attributable to shares allocated to ESOP participants' accounts may be distributed to such participants as directed by the Trustee in accordance with the terms of the Publix Super Markets, Inc. Employee Stock Ownership Trust.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company
         --------------------------------------------------------

      Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

      Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

      Not applicable.

Item 10. Certifications
-----------------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  February 14, 2001


                                          /s/ Hoyt R. Barnett
                                          ------------------------------
                                          Hoyt R. Barnett, Trustee
                                          Publix Super Markets, Inc.
                                          Employee Stock Ownership Plan


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


                                   SCHEDULE 1

                   SHARES HELD BY PUBLIX SUPER MARKETS, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN




           Shares       Shares
  Date    Acquired    Disposed of      Balance     Description of Transaction
  ----    --------    -----------      -------     --------------------------

      Beginning Balance              57,613,331
 Jan-00                 105,653      57,507,678    Distributions to participants
 Feb-00                 450,085      57,057,593    Distributions to participants
 Mar-00  2,997,651                   60,055,244    Company contribution - Publix
                                                   Super Markets, Inc.
 Mar-00     10,862                   60,066,106    Company contribution - Publix
                                                   Alabama, Inc.
 Mar-00     37,877                   60,103,983    Special Company Contribution
 Mar-00      2,278                   60,106,261    Special Company Contribution
 Mar-00               1,356,846      58,749,415    Distributions to participants
 May-00               1,004,545      57,744,870    Distributions to participants
 May-00                       1      57,744,869    Partial share adjustment
 Jun-00                 792,681      56,952,188    Distributions to participants
 Aug-00                 642,219      56,309,969    Distributions to participants
 Sep-00                 848,862      55,461,107    Distributions to participants
 Oct-00                    -614      55,461,721    Reversal of hardship
                                                   distribution
 Nov-00                 729,858      54,731,863    Distributions to participants
 Dec-00                 446,946      54,284,917    Distributions to participants
 Dec-00     51,210                   54,336,127    Purchase
         ---------    ---------
         3,099,878    6,377,082
         =========    =========

